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                                                           Exhibit 2.2


                      SL GREEN OPERATING PARTNERSHIP, L.P.

                               70 West 36th Street

                            New York, New York 10018

                                 April 22, 1998

The Swig Investment Company
220 Montgomery Street - 20th floor

San Francisco, CA 94104
Att: Jeanne R. Myerson, President

The Weiler-Arnow Investment Company
1114 Avenue of the Americas - Suite 3400

New York, New York 10036
Att: Alan Weiler

                  Re:      711 Third Avenue, New York, New York

Dear Jeanne and Alan:

     Set forth herein are the terms and conditions of an agreement among The Swig Investment Company ("Swig"), TheWeiler-Arnow Investment Company ("WAIC") and SL Green Operating Partnership, L.P. ("Green") with respect to a proposed transaction involving 711 Third Avenue, New York, New York (the "Property").

     The terms of the transaction are as follows:

     1. (a) At the Closing (as hereinafter defined), the entity that owns the fee estate in the Property (the "Fee Owner") shall liquidate and distribute to each of Swig and WAIC or its affiliate a 50% undivided interest in the fee estate. Immediately thereafter, Green or any affiliate of Green (such affiliate, "SLG") will purchase the Swig's 50% undivided interest in the fee estate for $19,000,000 in cash and the equivalent of $1,000,000 in limited partnership interests in Green (the "OP Units"). Such equivalent shall be determined on the basis of the average closing price of a common share of the REIT (as hereinafter defined) on the New York Stock Exchange on the 20 trading days immediately prior the Closing. Swig and WAIC shall each remain liable for 50% of any obligations of the Fee Owner arising prior to the Closing which are neither directly related to the operation of the Property nor otherwise obligations of the Leasehold Owner.

     (b) At the Closing, SLG and WAIC shall enter into a co-tenancy agreement (the "Co-Tenancy Agreement") which will provide that all decisions will require the consent of both co-tenants, except that, to avoid any real or potential conflict of interest, at any time that the tenant under the Ground Lease (as hereinafter defined) or the subtenant under the Sublease (as hereinafter defined) is directly or indirectly "affiliated" (which term shall be defined in the Co-Tenancy Agreement in a manner acceptable to WAIC) with the SLG co-tenant, the WAIC co-tenant shall have the exclusive right, without the consent of the SLG co-tenant, on behalf of the fee ownership, to administer the fee interest vis-a-vis the Ground Lease and to take all actions, make all determinations, exercise (or refrain from exercising) all rights and remedies and grant or withhold all consents and approvals with respect to the Ground Lease, including, without limitation, the right to (x) designate the arbitrator and exercise all other rights of the fee ownership in any rent arbitration under the ground lease (the "Ground Lease") dated July 29, 1988 between the Fee Owner and the owner of the leasehold estate in the Property (the "Leasehold Owner"), (y) declare a default under the Ground Lease and (z) make all decisions and exercise all


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rights of consent concerning any subtenants of any tier, mortgages affecting the leaseholds created by the Ground Lease and/or the Sublease or any other sublease, requests for nondisturbance agreements, alterations, etc. This right of WAIC described in the preceding sentence shall be set forth in both the Co-Tenancy Agreement and the amendment of the Ground Lease described below (and a memorandum thereof to be recorded) and all such documents shall contain an irrevocable power of attorney from the SLG co-tenant to the WAIC co-tenant in furtherance thereof. Each co-tenant shall have a right of first offer with respect to the sale of the other co-tenant's interest in the fee ownership. The Co-Tenancy Agreement shall prohibit either co-tenant from seeking partition of the fee estate. The Co-Tenancy Agreement shall not be deemed to create any partnership or joint venture relationship or any fiduciary obligations. All references in this Paragraph 1(b) to "SLG co-tenant" and "WAIC co-tenant" shall be deemed to include their respective successors and assigns (whether affiliated or unaffiliated).

     (c) ______ Each OP Unit referred to in this Agreement will be convertible into one share of SL Green Realty Corp. (the "REIT"). No fractional OP Units shall be issued, and therefore any fractional OP Unit shall be rounded up or down. The OP Units shall have the same rights, privileges and other benefits as other limited partnership interests in Green in existence as of the date hereof, and are described in Form S-11 dated April 11, 1998. If Swig converts any OP Units into stock in the REIT, Green shall at its expense cause such stock to be registered the next time (after such conversion) that the REIT registers any stock in the REIT. If said stock has not been registered within 90 days of such conversion, Swig shall have the right to require Green to purchase said stock for its equivalent value in cash.

     2. _______ At the Closing, the Ground Lease shall remain unmodified except that (a) the Net Annual Rent (as defined therein) from the Closing until July 28, 2011 shall be $2,700,000 [to be revised if the closing occurs after July 1, 1998 to give the fee owners the equivalent of $2,700,000 per annum from July 1, 1998 to July 28, 2011], (b) the Net Annual Rent for the period from July 29, 2011 through July 28, 2021, shall be $3,100,000 (rather than $2,700,000) or
7.75% of the Fair Market Value of the Land (as such terms are defined in the Ground Lease), whichever is greater, (c) all payment of Net Annual Rent shall be made 50% directly to the WAIC co-tenant and 50% directly to the SLG co-tenant, and (d) as described in Section 1(b) above. Notwithstanding anything to the contrary contained elsewhere in this Agreement, except as expressly provided in this Paragraph 2, WAIC shall not be required to agree to any modification of the Ground Lease.


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     3. _______ (a) ______ Simultaneously herewith, Green has entered into a contract of sale (the "Fund Contract") with the Comptroller of the State of New York as Trustee for the New York State Common Retirement Fund (the "Fund"), to purchase the existing mortgage loan encumbering the leasehold interest in the Property (the "Mortgage Loan"). Green acknowledges that the Fund has commenced an action to foreclose the Mortgage Loan (the "Foreclosure Action") and has had a receiver appointed for the Property in connection therewith (the "Receiver"). The closing of the transactions contemplated hereby (the "Closing") will occur simultaneously with the closing of the transactions under the Fund Contract.

     (b) At the Closing, WAIC shall pay to SLG $1,050,000.00 as a lease restructuring fee.

     (c) ______ The Leasehold Owner shall continue to have the right to take such steps with regard to the Mortgage Loan as it deems appropriate to protect its interests in the Property, provided, however, that neither Swig nor WAIC shall take any action on behalf of the Leasehold Owner that would impair its ability to close the transactions contemplated hereby without the prior consent of Green unless Swig or WAIC, as applicable, in good faith believes that such action is necessary to prevent a loss of the Leasehold Owner's interest in the Ground Lease or a material diminution in the value thereof. If a bankruptcy petition is filed by or against (other than by SLG or Green) the Leasehold Owner, Green may terminate this Agreement.

     (d) ______ As among SIC, WAIC and Green, upon Closing, Green shall be entitled to any and all monies held by the Fund and/or its advisor and/or the Receiver in connection with the Property.

     4. _______ At the Closing, Green and the Leasehold Owner shall modify the Mortgage Loan as follows: (a) the Mortgage Loan shall be restructured as a $45,000,000 loan maturing 15 years from the Closing, (b) the Mortgage Loan shall be interest only with an interest rate of 7.75% per annum (360 day year), (c) the Mortgage Loan shall be non-recourse to the Leasehold Owner (with no recourse to Swig or WAIC, other than to the extent of their respective interests in the Leasehold Owner), (d) the holder of the Mortgage Loan shall have no ability to reduce same (other than upon payment by the Leasehold Owner) without the consent of the Leasehold Owner, (e) the monetary grace period shall be 30 days after notice and the nonmonetary grace period shall be 30 days after notice or such longer period of time as is reasonably necessary to cure the default (including any period of time reasonably necessary to obtain performance by any subtenant of its obligations in respect of such default), (f) the Mortgage Loan shall be modified to incorporate any lock box arrangements reasonably required by the holder thereof with respect to the rent payable by the tenant under the Sublease, and (g) the Foreclosure Action shall be discontinued, with prejudice. The holder of the Mortgage Loan shall have the right to pledge the same without the consent of the Leasehold Owner. Swig and WAIC shall cause the Leasehold Owner to cooperate with SLG, at no cost or expense to the Leasehold Owner, Swig, or WAIC, in discharging the Receiver as soon as possible after the Closing.


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     5. _______ At the Closing, the Leasehold Owner will enter into a sublease with SLG (the "Sublease"). The Sublease will be on the same terms as the Ground Lease except that (a) the term shall be twenty-five years from the Closing, (b) the fixed rent per annum will be equal to $6,247,937.50 for the period from the Closing until July 28, 2011, and $6,647,937.50 plus the amount, if any, by which the Fixed Annual Rent under the Ground Lease exceeds $3,100,000, for the period from July 29, 2011 until the end of the term of the Sublease, (c) the subtenant shall have the right, on behalf of the Leasehold Owner, to exercise the Leasehold Owner's rights with respect to the determination of the Fixed Annual Rent payable under the Ground Lease for the ten year period beginning July 29, 2011, (d) the subtenant shall have the unlimited right to obtain institutional financing with respect to its interest in the Sublease, (e) the subtenant will assume liability for all obligations relating to the operation, leasing, management and ownership of the Property, including obligations in respect of periods preceding the Closing and/or the receivership, and shall indemnify the Leasehold Owner (and its predecessors in interests) therefor, (provided that the foregoing assumption and indemnity as to "ownership" of the Property are not intended to apply to an obligation of a present or past owner of the Property where such obligation is not related to the Property), (f) the Sublease shall contain an option on the part of the subtenant to purchase the interest of the Leasehold Owner in the Ground Lease during the one year period beginning on the twelfth anniversary of the Closing by taking title subject to the Mortgage Loan or any substitute or replacement therefor which does not exceed $45,000,000 and causing Green to deliver to the Leasehold Owner the equivalent of $1,000,000 in OP Units (determined as of the date of the Closing in the manner provided in Section 1(a) above, and adjusted for dilution and certain other extraordinary events which affect the number and/or value of OP Units or shares of the REIT (or the respective successors of Green or the REIT) outstanding, after the date of Closing), if the subtenant is Green or an affiliate thereof (in which event the transaction will be structured as a contribution pursuant to Section 721 of the Internal Revenue Code), or such other amounts as shall be agreed to between Green and the Leasehold Owner based upon the then value of such OP Units if the subtenant is not Green or an affiliate thereof, or, in either event, if at the time of such purchase there is no market or published price for REIT (or such successors') shares, then the purchase price will be based on the last published price for such shares, as increased by a rate equal to 5.5% per annum, (g) the subtenant shall have a right of first offer with respect to the sale of the interest of the Leasehold Owner in the Ground Lease or the sale by Swig and/or WAIC of their interests in the Leasehold Owner (other than sales or transfers to members or their affiliates), (h) the Property will be subleased "as is" to the subtenant and the covenant of quiet enjoyment will be subject to the rights of the holder of the Leasehold Mortgage, (i) if the Leasehold Mortgage is foreclosed (whether or not the holder of the Leasehold Mortgage is then affiliated with Green or the tenant under the Sublease) following a default by the tenant under the Sublease, Green shall pay, as liquidated damages to each of WAIC and Swig an amount equal to $185,000 multiplied by the then number of years (including partial years) remaining until the 12th anniversary of the Closing and (j) so long as the Ground Lease is in effect, the consent of the Leasehold Owner to alterations by or on behalf of the tenant under the Sublease shall not be required provided that (1) the alterations will not reduce the value of the Property or the size of the improvements or result in the construction of a new building and (2) any consent by the fee owners to such alterations required pursuant to the terms of the Ground Lease has been obtained (provided that if for any reason the Ground Lease is terminated and the Sublease becomes a direct lease between the fee owners and the subtenant, the fee owners shall have the same consent rights as to alterations as are provided for in the Ground Lease). The Subtenant under the Sublease and the fee owners will enter into a nondisturbance and attornment agreement in a form acceptable to WAIC. It is the intention of the parties that the income taxes incurred by WAIC and Swig upon the exercise of the option set forth in Section 5(f) above shall not exceed the income taxes that would be payable by WAIC and Swig if the Leasehold Owner sold its interest in the Ground Lease on the date hereof, assuming that the interest in the Ground Lease were the only asset of WAIC and Swig and assuming no change in any tax laws or rates, and the parties shall not take any action inconsistent with such intent.

     6. _______ Green will be responsible for any transfer taxes payable in connection with the Closing, and shall pay for any title insurance it elects to obtain. There shall be no prorations of any items of income or expense of the Property.

     7. _______ This letter agreement amends and restates in its entirety that certain letter dated December 8, 1997 from Green to Swig, agreed to by Swig, and that certain letter dated March 6, 1998 from Green to Swig, agreed to by Swig.

     8. _______ During the term of this Agreement, Swig and WAIC shall provide, to the extent in their possession, copies of such agreements and other information relating to the Property, the Fee Owner and the Leasehold Owner as Green shall reasonably request, including without limitation, partnership agreements, tax returns, loan documents, title policies, surveys, leases, service contracts, brokerage agreements, etc. Green shall keep the contents of all such documents confidential in accordance with the provisions of the agreement between Green and Swig dated October 29, 1997. Green shall also have such access to the Property as may be made available to Green by the Receiver. Green hereby agrees to indemnify and hold harmless the fee owners and the Leasehold Owner and their direct and indirect partners and principals from and against any and all losses and/or damages that either may incur by reason of any such access by Green. During the term of this Agreement, (a) Swig and WAIC shall not cause the Leasehold Owner to enter into or consent to the entering into of any contract or lease relating to the Property without the prior written consent of Green, which consent may be withheld by Green in its sole discretion (it being understood that the Leasehold Owner may not have the right to consent to all contracts and/or leases entered into by the Receiver), (b) Swig and WAIC shall not admit additional beneficial owners into the Fee Owner or the Leasehold Owner or modify any of the organizational documents of such entities in a manner which would impair their obligations hereunder (but WAIC and/or Swig may convey all or a portion of its interest in the Fee Owner and/or Leasehold Owner to an affiliate and the Leasehold Owner may convert to a limited liability company) and (c) for so long as the Fund Contract is in full force and effect, Swig and WAIC shall not take any action in the Foreclosure Action which would have a material adverse effect on Green without the prior written consent of Green, except as set forth in Section 3(c)


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     9. _______ Each party hereby represents to the others that it dealt with no broker, finder or other agent in connection with the transactions contemplated herein. Each party shall indemnify the other parties from any liability incurred as the result of a breach of the above-mentioned representation by the indemnifying party.

     10. ______ Each party shall pay its own legal fees and related expenses in connection with the transactions contemplated herein.

     11. ______ It shall be a condition of Green's obligations under this Agreement that at the Closing (a) title to the Property shall be good, marketable and insurable, free and clear of all liens, restrictions, easements, encumbrances, leases and tenancies except for the items set forth in Lawyers Title Insurance Corporation title commitment number MTM-8289-M dated November 30, 1977, as amended on February 25, 1998, and tenant leases, (b) Swig and WAIC shall have performed all of their covenants, undertakings and obligations set forth herein, (c) the closing of the acquisition by SLG of the Mortgage Loan shall have occurred as set forth in the Fund Contract, (d) the Fee Owner shall have been converted to a tenancy in common and WAIC and SLG shall have executed the Co-Tenancy Agreement containing the provisions set forth in Section 1 hereof, (e) the Fee Owner and the Leasehold Owner shall have entered into an amendment of the Ground Lease containing the provisions set forth in Section 2 hereof (the "Ground Lease Amendment"), (f) the garage portion of the Property shall be delivered to SLG free of any leases, licenses or rights of occupancy,
(g) the Leasehold Owner and SLG shall have entered into the Sublease upon the terms set forth in Section 5 hereof, (h) the Leasehold Owner and SLG shall have modified the Mortgage Loan as set forth in Section 4 hereof, and (i) the proposed lease with Crain's shall not have been entered into without Green's consent, which consent may be withheld in Green's sole discretion.

     12. ______ It shall be a condition of WAIC's obligations hereunder that at the Closing (a) Green and Swig shall have performed all of their covenants, undertakings and obligations set forth herein, (b) the closing of the acquisition by SLG of the Mortgage Loan shall have occurred, (c) the Sublease, the Co-Tenancy Agreement and the Ground Lease Amendment shall have been executed, (d) the Mortgage Loan shall have been restructured as set forth in
Section 4 hereof and (e) the operating agreement of Leasehold Owner shall have been amended to provide that WAIC may withdraw as a member thereof at any time.

     13. ______ It shall be a condition of Swig's obligations hereunder that at the Closing (a) Green and WAIC shall have performed all of their covenants, undertakings and obligations set forth herein, (b) the closing of the acquisition by SLG of the Mortgage Loan shall have occurred, (c) the Sublease and the Ground Lease Amendment shall have been executed, and (d) the Mortgage Loan shall have been restructured as set forth in Section 4 hereof.

     14. ______ Green shall not extend the closing date under the Fund Contract beyond August 15, 1998 without the prior written consent of WAIC and Swig.

     15. ______ If the Fund Contract terminates or the Fund gives notice of such termination or the closing under the Fund Contract has not occurred by August 15, 1998, any party hereto may terminate this Agreement.


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     16. ______ Green shall promptly deliver to WAIC and Swig copies of all notices given or received by Green under or relating to the Fund Contract.

     17. ______ If WAIC defaults under or breaches this Agreement, Green's sole and exclusive remedy shall be at Green's election (i) specific performance or
(ii) to terminate this Agreement and seek damages; provided, however, that, notwithstanding anything to the contrary contained in this Agreement: (x) neither Green nor Swig shall have any recourse to any assets of WAIC other than the interest of WAIC in the Leasehold Owner and (y) in no event whatsoever shall any direct or indirect officer, employee, representative, agent, principal or partner (whether disclosed or undisclosed) of WAIC have any liability for the obligations of WAIC under this Agreement or arising from any breach hereof.

     18. ______ If Swig defaults under or breaches this Agreement, Green's sole and exclusive remedy shall be at Green's election (i) specific performance or
(ii) to terminate this Agreement and seek damages; provided, however, that, notwithstanding anything to the contrary contained in this Agreement: (x) neither Green nor WAIC shall have any recourse to any assets of Swig other than the interest of Swig in the Leasehold Owner and (y) in no event whatsoever shall any direct or indirect officer, employee, representative, agent, principal or partner (whether disclosed or undisclosed) of Swig have any liability for the obligations of Swig under this Agreement or arising from any breach hereof.

     19. ______ WAIC and Swig shall, at SLG's request, cause the Leasehold Owner to cooperate with SLG in connection with terminating any union agreements and/or the employees thereunder; provided, however, that SLG shall pay any and all amounts due in connection therewith and shall cause the REIT to indemnify, defend and hold harmless WAIC, Swig and the Leasehold Owner (and their respective direct and indirect principals and partners) from and against any and all liability, claims, damages, costs and expenses (including attorney's fees) incurred by any of WAIC, Swig and/or the Leasehold Owner (and their respective direct and indirect principals and partners) in connection therewith.


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     Please indicate your agreement to the foregoing by signing this letter in the location indicated below. This letter agreement shall become effective upon the exchange of telecopy counterparts.

                                   SL GREEN OPERATING PARTNERSHIP, L.P.

                                   By:SL Green Realty Corp., general partner

                                   By:   /s/ Stephen L. Green
                                       --------------------------------
                                   Stephen L. Green, Chief Executive Officer

Accepted and Agreed To:

THE SWIG INVESTMENT COMPANY

By:  /s/ Jeanne R. Myerson
   -----------------------------------------
   Jeanne R. Myerson,
   President

THE WEILER-ARNOW INVESTMENT COMPANY

By: /s/ Alan G. Weiler
   -----------------------------------------
   Alan G. Weiler
   Associate General Manager